UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 25, 2018

(Date of Report (Date of earliest event reported))

KEEN HOME INC.

(Exact name of registrant as specified in its charter)

Delaware	46-2452288
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

320 W. 37th St. 15th Floor, New York, NY	10018
(Address of principal executive offices)	(ZIP Code)

844-576-0944
(Registrant’s telephone number, including area code)

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On April 9, 2018, the Company's VP of Sales resigned with no warning. The Company was relying on revenue directly generated by this individual in order to repay its debt obligations, which includes approximately $600,000 of senior secured debt, and sustain itself as a business. As a result of this development, Keen Home is in a position where it may fail to meets its debt repayment obligations. The Company is actively negotiating with its two bondholders to avoid default or bankruptcy.

Accordingly, we currently do not anticipate making the Form 1-K filing on time.  We cannot assure you if and when we will be able to comply with this requirement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEN HOME INC.

By:	/s/ Nayeem Hussain
Name:	Nayeem Hussain
Title:	Chief Executive Officer

Date: April 25, 2018